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EXHIBIT 12.1

Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	For the Years Ended December 31,
	2014		2013		2012		2011		2010
Excluding interest on deposits	40.83	x	47.95	x	22.87	x	1.43	x	(6.42	)x
Including interest on deposits	5.91	x	6.05	x	5.62	x	1.13	x	(0.48	)x
Net income (loss)	$59,009		$45,376		$92,305		$(30,330)		$(34,758)
Income tax provision (benefit)	30,255		22,281		(4,333)		33,625		(33,790)

Income (loss) before income taxes	$89,264		$67,657		$87,972		$3,295		$(68,548)
Earnings before income taxes and fixed charges including interest on deposits	$107,431		$81,066		$107,015		$29,542		$(22,218)

Earnings before income taxes and fixed charges excluding interest on deposits	$91,505		$69,098		$91,994		$11,001		$(59,314)

Interest on deposits	$15,926		$11,968		$15,021		$18,541		$37,096
Interest on other borrowings	2,241		1,441		2,034		4,048		5,608
Preferred stock dividends	—		—		1,988		3,658		3,626

Total fixed charges and Preferred Stock dividends, including interest on deposits	$18,167		$13,409		$19,043		$26,247		$46,330

Total fixed charges and Preferred Stock dividends, excluding interest on deposits	$2,241		$1,441		$4,022		$7,706		$9,234

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  EXHIBIT 12.1
Ratio of Earnings to Fixed Charges (Dollars in Thousands)